Exhibit 12.1

Quotient Limited

Statement of Computation of Ration of Earnings to Combined Fixed Charges and Preferred Stock Dividends

The following table sets forth the calculation of our fixed charges and preferred stock dividends for the years ended March 31, 2016, 2015, 2014, 2013 and 2012.

	Year ended March 31,
	2012	2013	2014	2015	2016
	(Expressed in thousands of U.S. Dollars)
Fixed charges
Interest expense:
Interest on debt and finance leases	$285	$179	$612	$1,364	$2,246
Amortization of deferred funding costs	55	55	464	776	855
Accrued preference share dividends	—	—	—	175	1,050
Interest expense	$340	$234	$1,076	$2,315	$4,151
Interest element of operating leases	298	358	685	1,229	1,908
Total fixed charges	$638	$592	$1,761	$3,544	$6,059
Preferred Stock Dividends	—	—	—	—	—
Combined fixed charges and preferred stock dividends	$638	$592	$1,761	$3,544	$6,059

We have incurred losses in each of the five years concerned and thus our earnings were insufficient to cover the combined fixed charges by $638,000 in the year ended March 31, 2012, $592,000 in the year ended March 31, 2013, $1.8 million in the year ended March 31, 2014, $3.5 million in the year ended March 31, 2015, $6.1 million in the year ended March 31, 2016 and $12.6 million in aggregate over the five year period.